UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34566 / April 20, 2022

In the Matter of   :
                                                                :
GUGGENHEIM ENHANCED EQUITY INCOME :
   FUND   :
227 West Monroe Street   :
Chicago, Illinois 60606   :
                                                                :
(811-21681)   :
                                                                :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on December 10, 2021, and an amendment on
March 21, 2022, requesting an order under section 8(f) of the Act declaring that it has ceased to
be an investment company.

On March 25, 2022, a notice of filing of the application was issued (Investment Company Act
Release No. 34544). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act
shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,
Assistant Secretary.